SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF DECEMBER, 2004

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                      ROGERS WIRELESS COMMUNICATIONS INC.
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                (Translation of registrant's name into English)


                            ONE MOUNT PLEASANT ROAD
                                  16TH FLOOR
                           TORONTO, ONTARIO M4Y 2Y5
                                    CANADA
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F        [_]             Form 40-F          [X]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes              [_]             No                 [X]

                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rogers Wireless Communications Inc.
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                  (Registrant)

By: /s/ David Miller
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    David Miller
    Vice President, General Counsel and Secretary

Date:  December 22, 2004

                                 EXHIBIT INDEX

Exhibit Number   Description
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99.1             Material change report dated December 17, 2004, filed on Form
                 51-102F3 by Rogers Wireless Communications Inc. on
                 December 20, 2004